Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 49-III dated December 17, 2007	Term Sheet to Product Supplement No. 49-III Registration Statement No. 333-130051 Dated July 8, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar due October 31, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 31, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek positive exposure to any depreciation of the European Union Euro (EUR) relative to the U.S. Dollar over the term of the notes. Accordingly, the value of the Notes increases when the U.S. Dollar appreciates in value against the European Union Euro (EUR). Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 49-III, supersede the terms set forth in product supplement no. 49-III. For purposes of these notes, the method of calculating the Basket Currency Return (as set forth under “Key Terms —Basket Currency Return” below) is different from the methodology set forth in the accompanying product supplement no. 49-III, which will result in different Basket Currency Return than if they were calculated in the manner described in the accompanying product supplement no. 49-III.
  The notes are expected to price on or about July 25, 2008 and are expected to settle on or about July 30, 2008.

Key Terms

Basket Currency:	The European Union Euro (EUR) (the “Basket Currency”)
Reference Currency:	The U.S. Dollar
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Currency Return x the Participation Rate; provided that the Additional Amount will not be less than zero.

Participation Rate:	At least 105%. The actual Participation Rate will be determined on the pricing date and will not be less than 105%.
Starting Spot Rate:	The Spot Rate on the pricing date, which is expected to be on or about July 25, 2008.

The Starting Spot Rate will be equal to one divided by the amount of U.S. Dollars per Basket Currency and will be determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by either applicable intra-day trade or the rate displayed on the applicable Reuters page. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet.

Ending Spot Rate:	The Spot Rate on the Observation Date.
Basket Currency Return:	1 -	Starting Spot Rate Ending Spot Rate
The Basket Currency Return reflects the performance of the European Union Euro, expressed as one minus a fraction, the numerator of which is the Starting Spot Rate and the denominator of which is the Ending Spot Rate. The “Spot Rate” on a given date that falls after the pricing date is equal to one divided by the amount reported by Reuters Group PLC on page WMRSPOT05 at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Reference Currency per one unit of the Basket Currency. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III
Observation Date:	October 26, 2011*
Maturity Date:	October 31, 2011*
CUSIP:	48123LED2
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 49-III.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 49-III and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 49-III and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

 To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 49-III, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $55.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The concessions of $22.50 include concessions allowed to selling dealers and concessions allowed to any arranging dealer. The actual commission received by JPMSI may be more or less than $55.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $65.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-27 of the accompanying product supplement no. 49-III.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 8, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 49-III dated December 17, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 49-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 49-III dated December 17, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005420/e29564_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day” means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Frankfurt, Germany.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket Currency relative to the Reference Currency. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment, if any, that equals $1,000 x the Basket Currency Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.

  †The Participation Rate will be determined on the pricing date and will not be less than 105%.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 49-III. Notwithstanding any disclosure in product supplement no. 49-III to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 3, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of approximately 4.67%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 4.67%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currency or any of the contracts related to the Basket Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 49-III dated December 17, 2007.

  CURRENCY MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket Currency relative to the Reference Currency, and will depend on whether, and the extent to which, the Basket Currency Return is positive. The Basket Currency Return will be positive only if the Basket Currency depreciates in value relative to the Reference Currency during the term of the notes, and therefore, your notes will be exposed to currency exchange rate risk with respect to the European Union and the United States. The value of any currency, including the European Union Euro, may be affected by complex political and economic factors. The value of the European Union Euro, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the European Union and the United States, including economic and political developments in the European Union. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET CURRENCY RETURN IS ZERO OR NEGATIVE.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Basket Currency Return is expressed as one minus a fraction equal to the Starting Spot Rate divided by the Ending Spot Rate, the Basket Currency Return will not equal or exceed 1 and in case the Ending Spot Rate is greater than the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In such a case the Basket Currency Return will not equal or exceed 100% and, accordingly, the Additional Amount will not equal or exceed $1,050 per $1,000 principal amount note.
  WE HAVE NO CONTROL OVER EXCHANGE RATES — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.
  THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — If the Basket Currency appreciates in value against the Reference Currency during the term of the Notes, the Additional Amount will be zero. This will be true even if the value of the Basket Currency relative to the Reference Currency decreased in value at some time during the term of the notes but later increased relative to the Reference Currency on the Observation Date. Accordingly, the Ending Spot Rate will be less than the Starting Spot Rate and, as a result, the Basket Currency Return will be negative and the Additional Amount will be zero. Because the Ending Spot Rate will be calculated based on the Spot Rate on the Observation Date, the Spot Rate at the maturity date or at other times during the term of the notes could be different than the Ending Spot Rate. This difference could be particularly large if there is a significant increase in the value of the Basket Currency relative to the Reference Currency during the latter portion of the term of the notes or if there is significant volatility in the Basket Currency value relative to the Reference Currency during the term of the notes, especially on dates near the Observation Date.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE BASKET CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currency or contracts related to the Basket Currency for which there is an active secondary market.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Basket Currency relative to the Reference Currency on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the European Union Euro and the U.S. Dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the European Union and in the United States;
    suspension or disruption of market trading in of the Basket Currency or the U.S. Dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar	TS-2

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket Currency Relative to the Reference Currency?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Currency Return from -80% to +80% and assumes a Starting Spot Rate of 0.6400 and a Participation Rate of 105%. The hypothetical payments at maturity (including, where relevant, the Additional Amount) set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Currency Return	Total Return

1.6000	60.00%	63.00%
1.2800	50.00%	52.50%
1.0667	40.00%	42.00%
0.9143	30.00%	31.50%
0.8000	20.00%	21.00%
0.7111	10.00%	10.50%
0.6737	5.00%	5.25%
0.6564	2.50%	2.63%
0.6465	1.00%	1.05%
0.6400	0.00%	0.00%
0.6095	-5.00%	0.00%
0.5818	-10.00%	0.00%
0.5565	-15.00%	0.00%
0.5333	-20.00%	0.00%
0.4923	-30.00%	0.00%
0.4571	-40.00%	0.00%
0.4267	-50.00%	0.00%
0.4000	-60.00%	0.00%
0.3765	-70.00%	0.00%
0.3556	-80.00%	0.00%
0.3368	-90.00%	0.00%
0.3200	-100.00%	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Starting Spot Rate of 0.6400 to an Ending Spot Rate of 0.7111.
Because the Ending Spot Rate of 0.7111 is greater than the Starting Spot Rate of 0.6400, the Additional Amount is equal to $105 and the final payment at maturity is equal to $1105 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [ 1 – 0.6400/0.7111] x 105%) = $1105

Example 2: The Spot Rate decreases from the Starting Spot Rate of 0.6400 to an Ending Spot Rate of 0.5565.
Because the Ending Spot Rate of 0.5565 is lower than the Starting Spot Rate of 0.6400, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The Spot Rate increases from the Starting Spot Rate of 0.6400 to an Ending Spot Rate of 0.8000.
Because the Ending Spot Rate of 0.8000 is greater than the Starting Spot Rate of 0.6400, the Additional Amount is equal to $210 and the final payment at maturity is equal to $1210 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [ 1 – 0.6400/0.8000] x 105%) = $1210

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar	TS-3

Historical Information

The graph below shows the historical weekly performance of the Basket Currency from January 3, 2003 through July 3, 2008, expressed in terms of the “spot rate,” which is an amount equal to one divided by the amount of U.S. dollars that can be exchanged for one unit of European Union Euro (EUR). Since July 3, 2008 was the last currency business day for the week ending July 4, 2008 due to the Independence Day holiday on July 4, 2008, the following graph ends with the spot rate for the Basket Currency for July 3, 2008. The spot rates displayed in the graph below are not expressed in terms of the standard market quoting convention. For the avoidance of doubt, the standard market quoting convention for expressing the exchange rate of the European Union Euro (EUR) to the U.S. dollar is expressed as an amount of U.S. dollars that can be exchanged for one unit of European Union Euro (EUR). The exchange rate of the European Union Euro at approximately 11:00 a.m., New York City time, on July 3, 2008, was 1.57145.

The spot rates displayed in the graph below are for illustrative purposes only and also form part of the calculation of the Basket Currency Return. The Basket Currency Return increases when the U.S. Dollar appreciates in value against the Basket Currency. Therefore, the Basket Currency Return is calculated using Spot Rates expressed as one divided by the amount of U.S. dollars per one unit of the Basket Currency, which is the inverse of the conventional market quotation for the European Union Euro (EUR).

The Spot Rate of the European Union Euro, at approximately 11:00 a.m., New York City time, on July 3, 2008, was 0.63636 calculated in the manner set forth under “Key Terms—Basket Currency Return” on the cover of this term sheet (except that the Spot Rate was determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time).

We obtained the data needed to construct the graph which displays the weekly performance of the Basket Currency relative to the Reference Currency from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Basket Currency relative to the Reference Currency should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date. We cannot give you assurance that the performance of the Basket Currency will result in a payment at maturity in excess of $1,000 per $1,000 principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Performance of the European Union Euro Relative to the U.S. Dollar	TS-4